
May 8, 2013

Via e-mail:
Mr. David F. DeVoe
Senior Executive Vice President and Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      Re: News Corporation
              Form 10-K for the Year Ended June 30, 2012
              Filed August 14, 2012
              File No. 1-32352

Dear Mr. DeVoe:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Segment Analysis, page 57

1. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute an increase of 22% in the Filmed Entertainment segment's operating income primarily to revenue increases, lower releasing costs and lower production amortization costs, partially offset by the inclusion of expenses at Shine. However, you do not quantify these factors nor analyze the underlying reason for the change in lower releasing costs and lower production amortization costs. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are quantified and analyzed.

To the extent applicable, this type of disclosure should be applied to all material line items included in your consolidated statement of income. Please refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Consolidated Statements of Operations, page 85

2. Please revise the notes to your financial statements to disclose the revenues derived from each of your principal products and services for each period presented in your financial statements as required by ASC 280-10-50-40. Consideration should be given to providing separate disclosure of revenues derived from advertising, affiliation revenues, subscriber fees, licensing fees, and revenues from the sale of books and home entertainment products.

Note 17. Income Taxes, page 142

3. We note that you generated significant income from continuing operations before income taxes in the last three fiscal years. We also note that you have recognized a valuation allowance of $2,700,000 as of June 30, 2012. In this regard, tell us in detail of the factors that you considered in determining the amount of the valuation allowance. For instance, we note that you established a valuation allowance of $1.1. billion related to $5 billion of capital loss carryforwards that will not expire.

4. We note that your line item "permanent differences and other" effected your income tax rate by 13% for the year ended June 30, 2012. Please tell us what is included in permanent differences and other.   If any individual items are 5% or greater of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate, disclose each individual item in accordance with Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director